Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004

Telephone: (212) 574-1598
Facsimile: (212) 480-8421
riemer@sewkis.com

December 28, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Pre-Effective Amendment No. 2 to the
Registration Statement of Broadmark Funds
File Nos. 333-185002; 811-22769

Ladies and Gentlemen:

Filed herewith, on behalf of Broadmark Funds (the “Trust”), is Pre-Effective Amendment No. 2 (the “Pre-Effective Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). The Pre-Effective Amendment is being submitted for the purpose of responding to comments of the staff of the Securities and Exchange Commission (“SEC”) to the initial Registration Statement, as well as to provide certain information that was not previously available. The Pre-Effective Amendment has been marked to show changes from Pre-Effective Amendment No. 1 to the Trust’s Registration Statement, which was filed with the SEC on December 13, 2012.

Concurrent with the filing of the Pre-Effective Amendment, the Trust and the principal underwriter of the shares of Broadmark Tactical Plus Fund have filed acceleration request letters requesting that the SEC, pursuant to Rule 461(a) under the 1933 Act, accelerate the effective date of the Pre-Effective Amendment to December 31, 2012.

Please direct any comments or questions to Paul M. Miller at 202.737.8833, or the undersigned at 212.574.1598.

Sincerely,

/s/ Keri E. Riemer
Keri E. Riemer

cc: Dominic Minore, Senior Counsel, SEC